Filed pursuant to Rule 424(b)(2)

Registration Nos. 333-157386 and 333-157386-01

CALCULATION OF REGISTRATION FEE

Class of securities offered	Aggregate offering price	Amount of registration fee
Medium-Term Senior Notes, Series D	$14,150,000.00	$789.57	(1)
(1)	The filing fee of $789.57 is calculated in accordance with Rule 457(r) of the Securities Act of 1933. The registration fee of $789.57 due for this offering is offset against the $89,014.23 remaining of the fees most recently paid on March 24, 2009, of which $88,224.66 remains available for future registration fees. No additional registration fee has been paid with respect to this offering.

PRICING SUPPLEMENT NO. 2009-MTNDD448 DATED NOVEMBER 23, 2009

(TO PROSPECTUS SUPPLEMENT DATED FEBRUARY 18, 2009 AND PROSPECTUS DATED FEBRUARY 18, 2009)

MEDIUM-TERM NOTES, SERIES D

CITIGROUP FUNDING INC.

Notes Based Upon a Basket of Currencies

Due November 26, 2010

$1,000 per Note

Any Payments Due from Citigroup Funding Inc.

Fully and Unconditionally Guaranteed by Citigroup Inc.

■	We will not make any payments on the notes prior to maturity.
■

The notes will mature on November 26, 2010. You will receive at maturity, for each $1,000 principal amount of notes you hold, an amount in cash equal to $950 plus a basket return amount, which may be positive or zero. The amount you receive at maturity could be less than $1,000 per note but will be at least $950 per note.

■

The basket return amount will be based upon the percentage change in the value of the Brazilian real, Russian ruble, Indonesian rupiah, Chinese yuan, Taiwan dollar, Australian dollar, Israeli shekel and Turkish lira (each of which we refer to as a basket currency), each relative to the U.S. dollar as measured by each relevant exchange rate (each of which we refer to as a basket currency exchange rate), from the date on which the notes are initially priced for sale to the public (which we refer to as the pricing date) to the fifth business day before maturity (which we refer to as the valuation date).

■

We refer to the sum of the weighted percentage change in the value of each of the basket currencies relative to the U.S. dollar, as measured by each basket currency exchange rate, during the term of the notes, as the basket return percentage.

■

The basket return amount per note will equal the product of (a) $1,000, (b) the basket return percentage, and (c) a participation rate of 180%, provided that the basket return amount will not be less than zero.

■	The notes will be issued in minimum denominations and integral multiples of $1,000.
■	We will not apply to list the notes on any exchange.

Investing in the notes involves a number of risks. See “Risk Factors Relating to the Notes” beginning on page PS-7.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the notes or determined that this pricing supplement and accompanying prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes are not deposits or savings accounts but are unsecured debt obligations of Citigroup Funding Inc. The notes are not insured by the Federal Deposit Insurance Corporation or by any other governmental agency or instrumentality.

	Per Note	Total
Public Offering Price	$1,000.00	$14,150,000.00
Underwriting Discount (including the Sales Commission described below)	$12.50	$176,875.00
Proceeds to Citigroup Funding Inc.	$987.50	$13,973,125.00

Citigroup Global Markets Inc., an affiliate of Citigroup Funding and the underwriter of the sale of the notes, will receive an underwriting fee of $12.50 for each $1,000.00 note sold in this offering. Certain dealers, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd., and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, will receive from Citigroup Global Markets $10.00 from the underwriting fee for each note they sell. Citigroup Global Markets will pay the Financial Advisors employed by Citigroup Global Markets and Morgan Stanley Smith Barney LLC, an affiliate of Citigroup Global Markets, a fixed sales commission of $10.00 for each note they sell. Additionally, it is possible that Citigroup Global Markets and its affiliates may profit from expected hedging activity related to this offering, even if the value of the notes declines. You should refer to “Risk Factors Relating to the Notes” and “Plan of Distribution” in this pricing supplement for more information.

Citigroup Global Markets Inc. expects to deliver the notes to purchasers on or about November 27, 2009.

Investment Products	Not FDIC Insured	May Lose Value	No Bank Guarantee

SUMMARY INFORMATION — Q&A

What Are the Notes?

The Notes Based Upon a Basket of Currencies due November 26, 2010, which we refer to as the notes, are securities offered by Citigroup Funding Inc. that combine characteristics of debt and currency investments and have a maturity of approximately one year. The notes are 95% partial principal protected if held to maturity, subject to the credit risk of Citigroup Inc. The notes pay an amount at maturity that will depend on the percentage change in the value of the Brazilian real, Russian ruble, Indonesian rupiah, Chinese yuan, Taiwan dollar, Australian dollar, Israeli shekel and Turkish lira (each a “basket currency”), each relative to the U.S. dollar, as measured by each relevant exchange rate (each a “basket currency exchange rate”), from the date on which the notes are initially priced for sale to the public (the “pricing date”) to the fifth business day before maturity (the “valuation date”). We refer to the sum of the weighted percentage change in the value of each of the basket currencies relative to the U.S. dollar, as measured by each basket currency exchange rate, during the term of the notes, as the basket return percentage. The basket return amount per note will equal the product of (a) $1,000, (b) the basket return percentage, and (c) a participation rate of 180%, provided that the basket return amount will not be less than zero. However, because the amount you receive at maturity is determined by adding the basket return amount to 95%, not 100%, of the principal amount of the notes, the basket return amount, if any, will be offset by an amount equal to 5% of the principal amount of the notes, or $50 per note. All payments on the notes are subject to the credit risk of Citigroup Inc.

The notes mature on November 26, 2010 and do not provide for earlier redemption by you or by us. The notes are a series of unsecured senior debt securities issued by Citigroup Funding. Any payments due on the notes are fully and unconditionally guaranteed by Citigroup Inc. The notes will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding, and the guarantee of any payments due under the notes, including the principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The return of the full principal amount of your investment at maturity is not guaranteed.

Each note represents a principal amount of $1,000. You may transfer the notes only in units of $1,000 and integral multiples of $1,000. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the notes in the form of a global certificate, which will be held by The Depository Trust Company (“DTC”) or its nominee. Direct and indirect participants in DTC will record beneficial ownership of the notes by individual investors. Accountholders in the Euroclear or Clearstream Banking clearance systems may hold beneficial interests in the notes through the accounts those systems maintain with DTC. You should refer to the section “Description of the Notes — Book-Entry System” in the accompanying prospectus supplement and the section “Description of Debt Securities — Book-Entry Procedures and Settlement” in the accompanying prospectus.

Will I Receive Periodic Interest on the Notes?

No. We will not make any periodic payments of interest on the notes or any other periodic payments on the notes.

What Will I Receive at Maturity of the Notes?

The notes will mature on November 26, 2010. You will receive at maturity, for each $1,000 principal amount of notes you hold, an amount in cash equal to $950 plus a basket return amount, which may be positive or zero.

How Will the Basket Return Amount Be Calculated?

The basket return amount per note will equal the product of (a) $1,000, (b) the basket return percentage, and (c) a participation rate of 180%, provided that the basket return amount will not be less than zero.

The basket return percentage will equal the sum of the weighted percentage change for each of the basket currencies, expressed as a percentage.

The weighted percentage change for each of the basket currencies will equal the following fraction:

Starting Exchange Rate – Ending Exchange Rate × Weight Percentage

Starting Exchange Rate

The weight percentage for each of the Brazilian real, Russian ruble, Indonesian rupiah, Chinese yuan, Taiwan dollar, Australian dollar, Israeli shekel, and Turkish lira equals 12.50%.

The starting exchange rate for the Brazilian real, Russian ruble, Indonesian rupiah, Chinese yuan, Taiwan dollar, Australian dollar, Israeli shekel and Turkish lira equals the USDBRL, USDRUB, USDIDR, USDCNY, USDTWD, USDAUD, USDILS and USDTRY exchange rate, respectively, on the pricing date, each as reported or calculated, as described below. The starting exchange rate for the Brazilian real equals 1.7245. The starting exchange rate for the Russian ruble equals 28.7956. The starting exchange rate for the Indonesian rupiah equals 9,476. The starting exchange rate for the Chinese yuan equals 6.8279. The starting exchange rate for the Taiwan dollar equals 32.305. The starting exchange rate for the Australian dollar equals 1.08015. The starting exchange rate for the Israeli shekel equals 3.77825. The starting exchange rate for the Turkish lira equals 1.49615.

The ending exchange rate for the Brazilian real, Russian ruble, Indonesian rupiah, Chinese yuan, Taiwan dollar, Australian dollar, Israeli shekel and Turkish lira will equal the USDBRL, USDRUB, USDIDR, USDCNY, USDTWD, USDAUD, USDILS and USDTRY exchange rate, respectively, on the valuation date, each as reported or calculated, as described below.

The USDBRL exchange rate will equal the U.S. dollar/Brazilian real exchange rate in the global spot foreign exchange market, expressed as the amount of Brazilian real per one U.S. dollar, as reported by Reuters on Page “BRFR”(offer side, PTAX column), or any substitute page, on any relevant date. Four decimal figures shall be used for the determination of such USDBRL exchange rate.

The USDRUB exchange rate will equal the U.S. dollar/Russian ruble exchange rate in the global spot foreign exchange market, expressed as the amount of Russian rubles per one U.S. dollar, as reported by Reuters on Page “EMTA”, or any substitute page, on any relevant date. Four decimal figures shall be used for the determination of such USDRUB exchange rate.

The USDIDR exchange rate will equal the U.S. dollar/Indonesian rupiah exchange rate in the global spot foreign exchange market, expressed as the amount of Indonesian rupiah per one U.S. dollar, as reported by Reuters on Page “ABSIRFIX01”, or any substitute page, at or after 11:00 a.m. (Singapore time) on any relevant date. No decimal figures shall be used for the determination of such USDIDR exchange rate.

The USDCNY exchange rate will equal the U.S. dollar/Chinese yuan exchange rate in the global spot foreign exchange market, expressed as the amount of Chinese yuan per one U.S. dollar, as reported by Reuters on Page “SAEC”, or any substitute page, on any relevant date. Four decimal figures shall be used for the determination of such USDCNY exchange rate.

The USDTWD exchange rate will equal the U.S. dollar/Taiwan dollar exchange rate in the global spot foreign exchange market, expressed as the amount of Taiwan dollars per one U.S. dollar, as reported by Reuters on Page “TAIFX1”, or any substitute page, at or after 11:00 a.m. (Taipei time) on any relevant date. Three decimal figures shall be used for the determination of such USDTWD exchange rate.

The USDAUD exchange rate will equal the U.S. dollar/Australian dollar exchange rate in the global spot foreign exchange market, expressed as the amount of Australian dollars per one U.S. dollar, calculated by dividing the number 1.00 by the Australian dollar/U.S. dollar exchange rate (the “AUDUSD exchange rate”) as reported by Reuters on Page “WMRSPOT12” (in the MID column), or any substitute page, at or after 4:00 p.m. (London, England time) on any relevant date. Five decimal figures shall be used for the determination of such USDAUD exchange rate.

The USDILS exchange rate will equal the U.S. dollar/Israeli shekel exchange rate in the global spot foreign exchange market, expressed as the amount of Israeli shekels per one U.S. dollar, as reported by Reuters on Page “WMRSPOT16” (in the MID column), or any substitute page, at or after 4:00 p.m. (London, England time) on any relevant date. Five decimal figures shall be used for the determination of such USDILS exchange rate.

The USDTRY exchange rate will equal the U.S. dollar/Turkish lira exchange rate in the global spot foreign exchange market, expressed as the amount of Turkish liras per one U.S. dollar, as reported by Reuters on Page “WMRSPOT07” (in the

MID column), or any substitute page, at or after 4:00 p.m. (London, England time) on any relevant date. Five decimal figures shall be used for the determination of such USDTRY exchange rate.

If any of the USDBRL, USDRUB, USDIDR, USDCNY, USDTWD, AUDUSD, USDILS or USDTRY exchange rates are not so reported on Reuters Pages “BRFR”, “EMTA”, “ABSIRFIX01”, “SAEC”, “TAIFX1”, “WMRSPOT12”, “WMRSPOT16” or “WMRSPOT07”, or any substitute pages thereto, then the USDBRL, USDRUB, USDIDR, USDCNY, USDTWD, USDAUD, USDILS and USDTRY exchange rates, as applicable, will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the calculation agent at the relevant time for the purchase or sale for deposits in the relevant basket currency by the London offices of three leading banks engaged in the interbank market (selected by the calculation agent after consultation with Citigroup Funding) (the “reference banks”). If fewer than three reference banks provide those spot quotations, then the relevant basket currency exchange rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the calculation agent from two leading commercial banks in New York (selected by the calculation agent after consultation with Citigroup Funding), for the purchase or sale for deposits in the relevant basket currencies. If these spot quotations are available from only one bank, then the calculation agent, in its sole discretion, will determine if such quotation is reasonable. If no spot quotation is available, then the relevant basket currency exchange rate will be the rate the calculation agent, in its sole discretion, determines to be fair and reasonable under the circumstances.

The pricing date is November 23, 2009, the date of this pricing supplement and the date on which the notes were priced for initial sale to the public.

The valuation date will be November 18, 2010, the fifth business day before the maturity date.

For more specific information about the “basket return amount,” the “basket return percentage,” the “weighted percentage change,” the determination of basket currency exchange rates and a “business day,” please see “Description of the Notes — Basket Return Amount” in this pricing supplement.

Where Can I Find Examples of Hypothetical Returns at Maturity?

For a table setting forth hypothetical returns at maturity, see “Description of the Notes — Hypothetical Returns at Maturity” in this pricing supplement.

What Will I Receive if I Sell the Notes Prior to Maturity?

You will receive at least 95% of the principal amount of your notes only if you hold the notes to maturity. If you choose to sell your notes before maturity, you are not guaranteed to receive 95% of the principal amount of the notes you sell. You should refer to the sections “Risk Factors Relating to the Notes — No Partial Principal Protection Unless You Hold the Notes to Maturity,” “— The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” and “— You May Not Be Able to Sell Your Notes if an Active Trading Market for the Notes Does Not Develop” in this pricing supplement for further information.

What Are the Basket Currency Exchange Rates?

Each basket currency exchange rate used to measure the performance of the basket currencies is expressed as an amount of the relevant basket currency that can be exchanged for one U.S. dollar. Thus, a decrease in a basket currency exchange rate means that the value of that basket currency has increased as measured against the U.S. dollar. For example, if the USDBRL exchange rate (that is, the Brazilian real exchange rate) has decreased from 1.00 to 0.50, it means the value of one Brazilian real (as measured against the U.S. dollar) has increased from $1.00 to $2.00. Conversely, an increase in a basket currency exchange rate means that the value of that currency has decreased as measured against the U.S. dollar.

How Have the Basket Currencies Performed Historically?

We have provided graphs showing the daily closing values of each basket currency exchange rate, as reported on Bloomberg or, for the USDRUB exchange rate, on the CME Group website, from January 2, 2004 to November 23, 2009, and tables showing the high and low closing values of each basket currency exchange rate, as reported on Bloomberg or, for the USDRUB exchange rate, on the CME Group website, for each quarter since the first quarter of 2004. You can find these graphs and tables in the section “The Basket Currencies and Basket Currency Exchange Rates—Historical Data on the Basket Currency Exchange Rates” in this pricing supplement. We have provided this historical information to help you evaluate the performance of the value of each basket currency relative to the U.S. dollar in recent years. However, past performance is not indicative of how the basket currencies will perform in the future.

What Are the U.S. Federal Income Tax Consequences of Investing in the Notes?

The notes are subject to the timing rules applicable to debt obligations with a maturity of one year or less and to the special character rules applicable to debt instruments that provide for payments determined by reference to one or more foreign currencies. There are, however, no rules specifically addressing the U.S. federal income tax treatment of notes with terms identical to those of the notes. Under the rules described above, a U.S. holder generally will be required to recognize income with respect to the notes in accordance with the holder’s method of tax accounting. In addition, under these rules, at maturity or upon the sale or other taxable disposition of a note, gain recognized by a U.S. holder generally will be treated as ordinary income. You should refer to “Certain United States Federal Income Tax Considerations” in this pricing supplement for more information.

Will the Notes Be Listed on a Stock Exchange?

No. The notes will not be listed on any exchange.

Can You Tell Me More About Citigroup Inc. and Citigroup Funding?

Citigroup Inc. is a diversified global financial services holding company whose businesses provide a broad range of financial services to consumer and corporate customers. Citigroup Funding is a wholly-owned subsidiary of Citigroup Inc. whose business activities consist primarily of providing funds to Citigroup Inc. and its subsidiaries for general corporate purposes.

What Is the Role of Citigroup Funding and Citigroup Inc.’s Affiliates, Citigroup Global Markets Inc. and Citigroup Financial Products Inc.?

Our affiliate, Citigroup Global Markets, is the agent for the offering and sale of the notes and is expected to receive compensation for activities and services provided in connection with the offering. After the initial offering, Citigroup Global Markets and/or other of our broker-dealer affiliates intend to buy and sell the notes to create a secondary market for holders of the notes, and may engage in other activities described in the sections “Plan of Distribution” in this pricing supplement, the accompanying prospectus supplement and prospectus. However, neither Citigroup Global Markets nor any of these affiliates will be obligated to engage in any market-making activities, or continue such activities once it has started them.

Our affiliate, Citigroup Financial Products Inc., will act as calculation agent for the notes. Potential conflicts of interest may exist between Citigroup Financial Products as calculation agent and you as a holder of the notes.

Can You Tell Me More About the Effect of Citigroup Funding’s Hedging Activity?

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the basket currencies or in other instruments, such as options, swaps or futures, based upon one or more of the basket currency exchange rates or the basket currencies. This hedging activity could affect the value of the basket currencies and therefore the market value of the notes. The costs of maintaining or adjusting this hedging activity could also affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Moreover, this hedging activity may result in our affiliates or us receiving a profit, even if the market value of the notes declines. You should refer to “Risk Factors Relating to the Notes — The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest” in this pricing supplement, “Risk Factors — Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and “Use of Proceeds and Hedging” in the accompanying prospectus.

Does ERISA Impose Any Limitations on Purchases of the Notes?

Employee benefit plans and other entities the assets of which are subject to the fiduciary responsibility provisions of the Employee Retirement Income Security Act of 1974, as amended, Section 4975 of the Internal Revenue Code of 1986, as amended, or substantially similar federal, state or local laws, including individual retirement accounts, (which we call “Plans”) will be permitted to purchase and hold the notes, provided that each such Plan shall by its purchase be deemed to represent and warrant either that (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the notes or renders investment advice with respect to those assets and (ii) the Plan is paying no more than adequate consideration for the notes or (B) its acquisition and holding of the notes is not prohibited by any such provisions or laws or is exempt from any such prohibition. However, individual retirement accounts, individual retirement annuities and Keogh plans, as well as employee benefit plans that permit participants to direct the investment of their accounts, will not be permitted to purchase or hold the notes if the account, plan or annuity is for the benefit of an employee of Citigroup Global Markets or Morgan Stanley Smith Barney LLC or a family member and the employee receives any compensation (such as, for example, an addition to bonus) based on the purchase of notes by the account, plan or annuity. Please refer to the section “ERISA Matters” in this pricing supplement for further information.

Are There Any Risks Associated with My Investment?

Yes. The notes are subject to a number of risks. Please refer to the section “Risk Factors Relating to the Notes” in this pricing supplement.

RISK FACTORS RELATING TO THE NOTES

Because the terms of the notes differ from those of conventional debt securities, an investment in the notes entails significant risks not associated with an investment in conventional debt securities, including, among other things, fluctuations in the value of the basket currencies and other events that are difficult to predict and beyond our control.

You May Lose a Portion of Your Investment

The amount of the maturity payment will depend on the basket return percentage, which is the sum of the weighted percentage change in the value of each of the basket currencies relative to the U.S. dollar from the pricing date to the valuation date. Unless the basket return percentage is greater than or equal to zero, the payment you receive at maturity will be limited to 95% of the principal amount of your initial investment in the notes, or $950 per note. This will be true even if the value of one or more of the basket currencies relative to the U.S. dollar has increased at one or more times during the term of the notes, but the values of the other basket currencies relative to the U.S. dollar have decreased or have not increased sufficiently.

The Basket Return Amount Will Be Offset

The amount you receive at maturity will be determined by adding the basket return amount, if any, to 95%, not 100%, of the principal amount of the notes. Even though the basket return amount may be positive, the basket return amount, if any, will be offset by an amount equal to 5% of the principal amount of the notes, or $50 per note.

No Partial Principal Protection Unless You Hold the Notes to Maturity

You will be entitled to receive at least 95% of the principal amount of your notes, subject to the credit risk of Citigroup Inc., only if you hold the notes to maturity. The market value of the notes may fluctuate, and if you sell your notes in the secondary market prior to maturity, you may receive less than 95% of your initial investment.

You Will Not Receive Any Periodic Payments on the Notes

You will not receive any periodic interest payments or any other periodic payments on the notes.

The Use of the Sum of the Weighted Percentage Change for Each Basket Currency Instead of the Percentage Change for One or Certain Basket Currencies May Lower the Return on Your Investment

Because the basket return percentage will be based on the sum of the weighted percentage change for each basket currency, a significant increase in the value of one or more of the basket currencies relative to the U.S. dollar may be substantially or entirely offset by a decrease in the value of one or more of the other basket currencies relative to the U.S. dollar during the term of the notes. This may cause your return on the notes to be less than the return on a similar instrument linked to just one or certain basket currencies.

The Yield on the Notes May Be Lower Than the Yield on a Standard Debt Security of Comparable Maturity

The notes do not pay any interest. As a result, if the basket return percentage is less than 3.7549%, the yield on the notes will be less than that which would be payable on a conventional fixed-rate debt security of Citigroup Funding of comparable maturity.

The Notes Are Subject to the Credit Risk of Citigroup Inc., the Guarantor of Any Payments Due on the Notes, and its Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes

Investors are dependent on Citigroup Inc.’s ability to pay all amounts due on the notes at maturity and therefore investors are subject to the credit risk of Citigroup Inc. and to changes in the market’s view of Citigroup Inc.’s creditworthiness. Any decline in Citigroup Inc.’s credit ratings or increase in the credit spreads charged by the market for taking Citigroup Inc. credit risk is likely to adversely affect the market value of the notes.

You May Not Be Able to Sell Your Notes If an Active Trading Market for the Notes Does Not Develop

There is currently no secondary market for the notes. Citigroup Global Markets currently intends, but is not obligated, to make a market in the notes. Even if a secondary market does develop, it may not be liquid and may not continue for the term of the notes. If the secondary market for the notes is limited, there may be few buyers should you choose to sell your notes prior to maturity and this may reduce the price you receive.

Even Though Currencies Trade Around-the-Clock, Your Notes Will Not

While the inter-bank market in foreign currencies is a global, around-the-clock market, your notes will not trade around the clock. Significant price and rate movements may take place in the underlying foreign exchange markets during hours when the notes are not traded that may be reflected when trading hours for the notes commence.

There is no systematic reporting of last-sale information for foreign currencies. Reasonably current bid and offer information is available in certain brokers’ offices, in bank foreign currency trading offices and to others who wish to subscribe to this information, but this information will not necessarily be reflected in the value of the basket currencies relative to the U.S. dollar used to calculate the maturity payment on your notes. There is no regulatory requirement that those quotations be firm or revised on a timely basis. The absence of last-sale information and the limited availability of quotations to individual investors may make it difficult for many investors to obtain timely, accurate data about the state of the underlying foreign exchange markets.

The Price at Which You Will Be Able to Sell Your Notes Prior to Maturity Will Depend on a Number of Factors and May Be Substantially Less Than the Amount You Originally Invest

We believe that the value of your notes in the secondary market will be affected by the supply of, and demand for, the notes, the value of each of the basket currencies and a number of other factors. Some of these factors are interrelated in complex ways. As a result, the effect of any one factor may be offset or magnified by the effect of another factor. The following paragraphs describe what we expect to be the impact on the market value of the notes of a change in a specific factor, assuming all other conditions remain constant.

Value of the Basket Currencies.    We expect that the market value of the notes will depend substantially on the amount, if any, by which the values of the basket currencies change from their value on the pricing date. However, changes in the values of the basket currencies may not always be reflected in full or in part, in the market value of the notes. If you choose to sell your notes when the values of the basket currencies exceed their values on the pricing date, you may receive substantially less than the amount that would be payable at maturity because of expectations that the values of the basket currencies will continue to fluctuate from that time to the valuation date. If you choose to sell your notes when the values of the basket currencies are below their values on the pricing date, you will likely receive less than the amount you originally invested. In general, appreciation in the value of one or more of the basket currencies relative to the U.S. dollar from their value on the pricing date may cause an increase in the market value of the notes because of the expectation that the basket return amount on the notes will increase. Conversely, depreciation in the value of the basket currencies relative to the U.S. dollar from their value on the pricing date may cause a decrease in the market value of the notes because of the expectation that the basket return amount on the notes will decrease. The values of the basket currencies relative to the U.S. dollar will be influenced by complex and interrelated political, economic, financial and other factors that can affect the currency markets on which the basket currencies and the U.S. dollar are traded. Some of these factors are described in more detail in “— The Values of the Basket Currencies and the U.S. Dollar Are Affected by Many Complex Factors” below.

Volatility of the Basket Currencies.    Volatility is the term used to describe the size and frequency of market fluctuations. If the expected volatility of the basket currencies changes during the term of the notes, the market value of the notes may decrease.

Interest Rates.    We expect that the market value of the notes will be affected by changes in U.S. interest rates. In general, if U.S. interest rates increase, the market value of the notes may decrease, and if U.S. interest rates decrease, the market value of the notes may increase.

Time Premium or Discount.    As a result of a “time premium” or “discount,” the notes may trade at a value above or below that which would be expected based on the level of interest rates and the value of the basket currencies. A “time premium” or “discount” results from expectations concerning the value of the basket currencies during the period prior to the maturity of the notes. However, as the time remaining to maturity decreases, this “time premium” or “discount” may diminish, increasing or decreasing the market value of the notes.

Hedging Activities.    Hedging activities related to the notes by one or more of our affiliates will likely involve trading in one or more of the basket currencies or in other instruments, such as options, swaps or futures, based upon one or more of the basket currency exchange rates or the basket currencies. This hedging activity could affect the value of the basket currencies and therefore the market value of the notes. It is possible that our affiliates or we may profit from our hedging activity, even if the market value of the notes declines. Profit or loss from this hedging activity could affect the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Additionally, due to the inclusion of commissions and projected profit from hedging in the public offering price of the notes, the notes may trade at prices below their initial issue price.

Credit Ratings, Financial Condition and Results of Citigroup Funding and Citigroup Inc.    Actual or anticipated changes in Citigroup Funding’s financial condition or results or the credit ratings, financial condition or results of Citigroup Inc. may affect the value of the notes. The notes are subject to the credit risk of Citigroup Inc., the guarantor of the payments due on the notes.

We want you to understand that the impact of one of the factors specified above may offset some or all of any change in the market value of the notes attributable to another factor.

Risk Factors Relating to the Basket Currencies

The Values of the Basket Currencies and the U.S. Dollar Are Affected by Many Complex Factors.    The value of any currency, including the basket currencies and the U.S. dollar, may be affected by complex political and economic factors. The value of each of the basket currencies relative to the U.S. dollar, as measured by the relevant basket currency exchange rate, is at any moment a result of the supply and demand for the relevant basket currencies, and changes in the basket currency exchange rates result over time from the interaction of many factors directly or indirectly affecting economic and political conditions in Brazil, the Russian Federation, Indonesia, China, Taiwan, Australia, Israel, Turkey and the United States, as well as economic and political developments in other countries. Of particular importance are the relative rates of inflation, interest rate levels, the balance of payments and the extent of governmental surpluses or deficits in Brazil, the Russian Federation, Indonesia, China, Taiwan, Australia, Israel, Turkey and the United States, all of which are in turn sensitive to the monetary, fiscal and trade policies pursued by those and other countries important to international trade and finance.

Foreign Exchange Rates Can Either Be Fixed by Sovereign Governments or Floating.    Exchange rates of many nations are permitted to fluctuate in value relative to other currencies. However, governments sometimes do not allow their currencies to float freely in response to economic forces. Governments, including those of Brazil, the Russian Federation, Indonesia, China, Taiwan, Australia, Israel, Turkey and the United States, use a variety of techniques, such as intervention by their central bank or imposition of regulatory controls or taxes, to affect the exchange rates of their respective currencies. They may also issue a new currency to replace an existing currency or alter the exchange rate or relative exchange characteristics by devaluation or revaluation of a currency. Thus, a special risk in investing in the notes is that the value of the basket currencies and therefore the value of the notes in any secondary market could be affected by the actions of sovereign governments that could change or interfere with theretofore freely determined currency valuations, fluctuations in response to other market forces and the movement of currencies across borders. There will be no adjustment or change in the terms of the notes in the event that exchange rates should become fixed, or in the event of any devaluation or revaluation or imposition of exchange or other regulatory controls or taxes, or in the event of the issuance of a replacement currency or in the event of other developments affecting the basket currencies or the U.S. dollar specifically, or any other currency.

The Historical Performance of the Basket Currencies Is Not an Indication of the Future Performance of the Basket Currencies.    The historical performance of each of the basket currencies relative to the U.S. dollar, as measured by the relevant basket currency exchange rate, which is included in this pricing supplement, should not be taken as an indication of the future performance of the relevant basket currency exchange rate during the term of the notes. Changes in the value of each basket currency relative to the U.S. dollar will affect the value of the basket currencies and the value of the notes in any secondary market, but it is impossible to predict whether the basket currency exchange rates will rise or fall.

There Are Particular Risks Associated with Notes Linked to the Value of the Russian Ruble

Investments in or related to emerging markets such as the Russian Federation are subject to greater risks than those in more developed markets. An increase in the value of the notes may depend on the Russian ruble appreciating in value against the U.S. dollar. In turn, that value will depend, as for any currency, on a number of interrelated factors such as those noted above, some of which may be particular to the Russian ruble.

At various times since the dissolution of the Soviet Union, the Russian economy has experienced significant problems, including, among others, declines in gross domestic product, hyperinflation, an unstable currency, high levels of public sector debt, capital flight and significant increases in unemployment. In August 1998, in the face of a rapidly deteriorating economic situation, the Russian government defaulted on its ruble-denominated securities, the Central Bank of Russia stopped its support of the Russian ruble and a temporary moratorium was imposed on certain foreign currency payments. This led to a deterioration in the value of the Russian ruble, a sharp increase in the rate of inflation, a near collapse of the banking system and a lack of access for Russian issuers to international capital markets. While since the 1998 crisis the Russian economy has experienced positive trends, including a more stable Russian ruble, reduced inflation levels and positive capital and current account balances resulting in part from rising world prices for crude oil, gas and other commodities that Russia exports, there can be no assurance that this positive situation will continue.

Under changes in the regulations of the Central Bank of Russia, convertibility of the Russian ruble was liberalized as of July 1, 2006. One cannot predict what impact this development will have on exchange rates between the Russian ruble and the U.S. dollar and other currencies, particularly given the limited development of the foreign currency market in the Russian Federation. Certain currency regulations have not been repealed, such as the general prohibition on foreign currency operations between Russian companies (other than authorized banks) and a requirement on Russian companies, subject to certain exceptions, to repatriate export-related earnings. Furthermore, it is possible, particularly during this transition period, that the Central Bank of Russia may be more likely than central banks in more developed economies to use the various tools at the disposal of a central bank, including those referred to above, to intervene in foreign exchange markets for the Russian ruble or take other regulatory action that could impact the value of the ruble and possibly adversely affect the value of your notes.

In addition to the risks more directly related to the Russian economy and the policies of the Russian government, financial problems in, or an increase in perceived risks associated with, other emerging markets could impair confidence in the Russian economy and adversely affect the value of the ruble in relation to the U.S. dollar and, therefore, the value of your notes.

The Exchange Rate of the Chinese Yuan is Currently Managed by the Chinese Government

The exchange rate between the Chinese yuan and the U.S. dollar is primarily affected by government policy or actions, but is also influenced significantly from time to time by political or economic developments in China or elsewhere, and by macroeconomic factors and speculative actions. Since January 1994, the Chinese government has used a managed floating exchange rate system, under which the People’s Bank of China allows the yuan to float within a specified band around the central exchange rate that is published daily by the People’s Bank. In July 2005, the People’s Bank revalued the yuan by 2% and announced that in the future it would set the value of the Chinese yuan with reference to a basket of currencies rather than solely with reference to the U.S. dollar. Further, the yuan is not fully convertible into other currencies. As a consequence of the government’s management of the Chinese yuan, the Chinese yuan exchange rate has remained highly stable in recent years. You should refer to “The Basket Currencies and Exchange Rates — Historical Data on the Exchange Rates” in this pricing supplement. To the extent that management of the Chinese yuan results in trading levels that do not fully reflect market forces, any further changes in the government’s management of its currency could result in significant movement in the Chinese yuan exchange rate. Assuming the value of all other basket currencies remain constant, a decrease in the value of the Chinese yuan, whether as a result of a change in the government’s management of the currency or for other reasons, would result in a decrease in the basket return percentage.

Citigroup Financial Products Inc., an Affiliate of Citigroup Funding and Citigroup Inc., Is the Calculation Agent, Which Could Result in a Conflict of Interest

Citigroup Financial Products, which is acting as the calculation agent for the notes, is an affiliate of ours. As a result, Citigroup Financial Products’ duties as calculation agent, including with respect to certain determinations and judgments that the calculation agent must make in determining amounts due to you, may conflict with its interest as an affiliate of ours.

Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest

We expect to hedge our obligations under the notes through one or more of our affiliates. This hedging activity will likely involve trading in one or more of the basket currencies or in other instruments, such as options, swaps or futures, based upon one or more of the basket currency exchange rates or the basket currencies. This hedging activity may present a conflict between your interest in the notes and the interests our affiliates and we have in executing, maintaining and adjusting our hedge transactions, because it could affect the value of the basket currencies and therefore the market value of the notes. It could also be adverse to your interest if it affects the price at which our affiliate Citigroup Global Markets may be willing to purchase your notes in the secondary market. Since hedging the obligations under the notes involves risk and may be influenced by a number of factors, it is possible that our affiliates or we may profit from our hedging activity, even if the market value of the notes declines.

DESCRIPTION OF THE NOTES

You should read this pricing supplement together with the accompanying prospectus supplement and prospectus before making your decision to invest in the Notes. The description in this pricing supplement of the particular terms of the Notes supplements, and to the extent inconsistent therewith replaces, the descriptions of the general terms and provisions of the debt securities set forth in the accompanying prospectus supplement and prospectus.

You may access the prospectus supplement and prospectus on the SEC Web site at www.sec.gov as follows (or if such address has changed, by reviewing our filings for February 18, 2009 on the SEC Web site):

•	Prospectus Supplement filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003022/y74453b2e424b2.htm

•	Prospectus filed on February 18, 2009:

http://www.sec.gov/Archives/edgar/data/831001/000095012309003016/y74453sv3asr.htm

General

The Notes Based Upon a Basket of Currencies due November 26, 2010 (the “Notes”) are securities offered by Citigroup Funding that combine characteristics of debt and currency investments and have a maturity of approximately one year. The Notes are 95% partial principal protected if held to maturity, subject to the credit risk of Citigroup Inc. The Notes pay an amount at maturity that will depend on the percentage change in the value of the Brazilian real, Russian ruble, Indonesian rupiah, Chinese yuan, Taiwan dollar, Australian dollar, Israeli shekel and Turkish lira (each a “Basket Currency”), each relative to the U.S. dollar, as measured by each relevant exchange rate (each a “Basket Currency Exchange Rate”) over the term of the Notes. We refer to the sum of the weighted percentage change in the value of each of the Basket Currencies relative to the U.S. dollar, as measured by each relevant exchange rate, during the term of the Notes, as the Basket Return Percentage. The Basket Return Amount per Note will equal the product of (a) $1,000, (b) the Basket Return Percentage, and (c) a Participation Rate of 180%, provided that the Basket Return Amount will not be less than zero. However, because the amount you receive at maturity is determined by adding the Basket Return Amount to 95%, not 100%, of the principal amount of the Notes, the Basket Return Amount, if any, will be offset by an amount equal to 5% of the principal amount of the Notes, or $50 per Note. All payments on the Notes are subject to the credit risk of Citigroup Inc.

The Notes are a series of debt securities issued under the senior debt indenture described in the accompanying prospectus, any payments on which are fully and unconditionally guaranteed by Citigroup Inc. The aggregate principal amount of Notes issued is $14,150,000 (14,150 Notes). The Notes will mature on November 26, 2010. The Notes will constitute part of the senior debt of Citigroup Funding and will rank equally with all other unsecured and unsubordinated debt of Citigroup Funding. The guarantee of any payments due under the Notes, including the principal, will rank equally with all other unsecured and unsubordinated debt of Citigroup Inc. The Notes will be issued only in fully registered form and in denominations of $1,000 per Note and integral multiples thereof. The CUSIP number for the Notes is .

Reference is made to the accompanying prospectus supplement and prospectus for a detailed summary of additional provisions of the Notes and of the senior debt indenture under which the Notes will be issued.

Interest

We will not make any periodic payments of interest or any other periodic payments on the Notes.

Payment at Maturity

The Notes will mature on November 26, 2010. You will receive at maturity, for each $1,000 principal amount of Notes you hold, an amount in cash equal to $950 plus a Basket Return Amount, which may be positive or zero.

Basket Return Amount

The Basket Return Amount per Note will equal the product of (a) $1,000, (b) the Basket Return Percentage, and (c) a Participation Rate of 180%, provided that the Basket Return Amount will not be less than zero.

The Basket Return Percentage will equal the sum of the Weighted Percentage Change for each of the Basket Currencies, expressed as a percentage.

The Weighted Percentage Change for each Basket Currency will equal the following fraction:

Starting Exchange Rate – Ending Exchange Rate × Weight Percentage

Starting Exchange Rate

The Weight Percentage for each of the Brazilian real, Russian ruble, Indonesian rupiah, Chinese yuan, Taiwan dollar, Australian dollar, Israeli shekel and Turkish lira equals 12.50%.

The Starting Exchange Rate for the Brazilian real, Russian ruble, Indonesian rupiah, Chinese yuan, Taiwan dollar, Australian dollar, Israeli shekel and Turkish lira equals the USDBRL, USDRUB, USDIDR, USDCNY, USDTWD, USDAUD, USDILS and USDTRY Exchange Rate, respectively, on the Pricing Date, each as reported or calculated, as described below. The Starting Exchange Rate for the Brazilian real equals 1.7245. The Starting Exchange Rate for the Russian ruble equals 28.7956. The Starting Exchange Rate for the Indonesian rupiah equals 9,476. The Starting Exchange Rate for the Chinese yuan equals 6.8279. The Starting Exchange Rate for the Taiwan dollar equals 32.305. The Starting Exchange Rate for the Australian dollar equals 1.08015. The Starting Exchange Rate for the Israeli shekel equals 3.77825. The Starting Exchange Rate for the Turkish lira equals 1.49615.

The Ending Exchange Rate for the Brazilian real, Russian ruble, Indonesian rupiah, Chinese yuan, Taiwan dollar, Australian dollar, Israeli shekel and Turkish lira will equal the USDBRL, USDRUB, USDIDR, USDCNY, USDTWD, USDAUD, USDILS and USDTRY Exchange Rate, respectively, on the Valuation Date, each as reported or calculated, as described below.

The Pricing Date is November 23, 2009, the date of this pricing supplement and the date on which the Notes were priced for initial sale to the public.

The Valuation Date will be November 18, 2010, the fifth Business Day before the maturity date.

The Starting Exchange Rate for the Brazilian real, Russian ruble, Indonesian rupiah, Chinese yuan, Taiwan dollar, Australian dollar, Israeli shekel and Turkish lira equals the USDBRL, USDRUB, USDIDR, USDCNY, USDTWD, USDAUD, USDILS and USDTRY exchange rate, respectively, on the pricing date, each as reported or calculated, as described below.

The Ending Exchange Rate for the Brazilian real, Russian ruble, Indonesian rupiah, Chinese yuan, Taiwan dollar, Australian dollar, Israeli shekel and Turkish lira will equal the USDBRL, USDRUB, USDIDR, USDCNY, USDTWD, USDAUD, USDILS and USDTRY exchange rate, respectively, on the valuation date, each as reported or calculated, as described below.

The USDBRL Exchange Rate will equal the U.S. dollar/Brazilian real exchange rate in the global spot foreign exchange market, expressed as the amount of Brazilian real per one U.S. dollar, as reported by Reuters on Page “BRFR”(offer side, PTAX column), or any substitute page, on any relevant date. Four decimal figures shall be used for the determination of such USDBRL Exchange Rate.

The USDRUB Exchange Rate will equal the U.S. dollar/Russian ruble exchange rate in the global spot foreign exchange market, expressed as the amount of Russian rubles per one U.S. dollar, as reported by Reuters on Page “EMTA”, or any substitute page, on any relevant date. Four decimal figures shall be used for the determination of such USDRUB Exchange Rate.

The USDIDR Exchange Rate will equal the U.S. dollar/Indonesian rupiah exchange rate in the global spot foreign exchange market, expressed as the amount of Indonesian rupiah per one U.S. dollar, as reported by Reuters on Page “ABSIRFIX01”, or any substitute page, at or after 11:00 a.m. (Singapore time) on any relevant date. No decimal figures shall be used for the determination of such USDIDR Exchange Rate.

The USDCNY Exchange Rate will equal the U.S. dollar/Chinese yuan exchange rate in the global spot foreign exchange market, expressed as the amount of Chinese yuan per one U.S. dollar, as reported by Reuters on Page “SAEC”, or any substitute page, on any relevant date. Four decimal figures shall be used for the determination of such USDCNY Exchange Rate.

The USDTWD Exchange Rate will equal the U.S. dollar/Taiwan dollar exchange rate in the global spot foreign exchange market, expressed as the amount of Taiwan dollars per one U.S. dollar, as reported by Reuters on Page “TAIFX1”, or any substitute page, at or after 11:00 a.m. (Taipei time) on any relevant date. Three decimal figures shall be used for the determination of such USDTWD Exchange Rate.

The USDAUD Exchange Rate will equal the U.S. dollar/Australian dollar exchange rate in the global spot foreign exchange market, expressed as the amount of Australian dollars per one U.S. dollar, calculated by dividing the number 1.00 by the Australian dollar/U.S. dollar exchange rate (the “AUDUSD Exchange Rate”) as reported by Reuters on Page “WMRSPOT12” (in the MID column), or any substitute page, at or after 4:00 p.m. (London, England time) on any relevant date. Five decimal figures shall be used for the determination of such USDAUD Exchange Rate.

The USDILS Exchange Rate will equal the U.S. dollar/Israeli shekel exchange rate in the global spot foreign exchange market, expressed as the amount of Israeli shekels per one U.S. dollar, as reported by Reuters on Page “WMRSPOT16” (in the MID column), or any substitute page, at or after 4:00 p.m. (London, England time) on any relevant date. Five decimal figures shall be used for the determination of such USDILS Exchange Rate.

The USDTRY Exchange Rate will equal the U.S. dollar/Turkish lira exchange rate in the global spot foreign exchange market, expressed as the amount of Turkish liras per one U.S. dollar, as reported by Reuters on Page “WMRSPOT07” (in the MID column), or any substitute page, at or after 4:00 p.m. (London, England time) on any relevant date. Five decimal figures shall be used for the determination of such USDTRY Exchange Rate.

If any of the USDBRL, USDRUB, USDIDR, USDCNY, USDTWD, AUDUSD, USDILS or USDTRY Exchange Rates are not so reported on Reuters Pages “BRFR”, “EMTA”, “ABSIRFIX01”, “SAEC”, “TAIFX1”, “WMRSPOT12”, “WMRSPOT16” or “WMRSPOT07”, or any substitute pages thereto, then the USDBRL, USDRUB, USDIDR, USDCNY, USDTWD, USDAUD, USDILS and USDTRY Exchange Rates, as applicable, will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent at the relevant time for the purchase or sale for deposits in the relevant Basket Currency by the London offices of three leading banks engaged in the interbank market (selected by the Calculation Agent after consultation with Citigroup Funding) (the “Reference Banks”). If fewer than three Reference Banks provide those spot quotations, then the relevant Basket Currency Exchange Rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the Calculation Agent from two leading commercial banks in New York (selected by the Calculation Agent after consultation with Citigroup Funding), for the purchase or sale for deposits in the relevant Basket Currencies. If these spot quotations are available from only one bank, then the Calculation Agent, in its sole discretion, will determine if such quotation is reasonable. If no spot quotation is available, then the relevant Basket Currency Exchange Rate will be the rate the Calculation Agent, in its sole discretion, determines to be fair and reasonable under the circumstances.

“Business Day” means any day that is not a Saturday, a Sunday or a day on which the securities exchanges or banking institutions or trust companies in New York City are authorized or obligated by law or executive order to close.

Hypothetical Returns at Maturity

The examples below show the hypothetical maturity payments to be made on an investment of $1,000 principal amount of Notes based on various Ending Exchange Rates of the Basket Currencies. The following examples of hypothetical maturity payment calculations are based on the following assumptions:

•	Pricing Date: November 23, 2009

•	Issue Date: November 27, 2009

•	Principal amount: $1,000 per Note

•	Starting Exchange Rate of the USDBRL Exchange Rate: 1.7800

•	Starting Exchange Rate of the USDRUB Exchange Rate: 24.4000

•	Starting Exchange Rate of the USDIDR Exchange Rate: 9700

•	Starting Exchange Rate of the USDCNY Exchange Rate: 6.8200

•	Starting Exchange Rate of the USDTWD Exchange Rate: 32.000

•	Starting Exchange Rate of the USDAUD Exchange Rate: 1.09000

•	Starting Exchange Rate of the USDILS Exchange Rate: 3.65000

•	Starting Exchange Rate of the USDTRY Exchange Rate: 1.47000

•

The Basket Return Amount per Note will equal the product of (a) $1,000, (b) the Basket Return Percentage, and (c) a Participation Rate that is 180%, provided that the Basket Return Amount will not be less than zero.

•	Weight Percentage: 12.50% for each of the Brazilian real, Russian ruble, Indonesian rupiah, Chinese yuan, Taiwan dollar, Australian dollar, Israeli shekel and Turkish lira

•	Maturity Date: November 26, 2010

•	The Notes are purchased on the Issue Date and are held through the Maturity Date

The following examples are for purposes of illustration only and would provide different results if different assumptions were applied. The actual maturity payment will depend on the actual Basket Return Amount, which, in turn, will depend on the actual Starting Exchange Rate and Ending Exchange Rate of each Basket Currency and the Participation Rate.

As demonstrated by the examples below, if the Basket Return Percentage is less than zero, you will receive an amount at maturity equal to $950 per Note. If the Basket Return Percentage is greater than or equal to zero, you will receive an amount at maturity that is greater than $950 per Note.

Hypothetical Ending Exchange Rate								Hypothetical Weighted Percentage Change(1)								Hypothetical Basket Return Percentage(2)	Hypothetical Return Amount per Note(3)	Hypothetical Maturity Payment(4)	Hypothetical Note Return % per Annum(5)
USD BRL	USD RUB	USD IDR	USD CNY	USD TWD	USD AUD	USD ILS	USD TRY	BRL	RUB	IDR	CNY	TWD	AUD	ILS	TRY
2.3489	29.0000	7863	9.1394	52.105	0.74606	3.89814	1.66648	-3.995%	-2.357%	2.367%	-4.251%	-7.854%	3.944%	-0.850%	-1.671%	-14.665%	$0.00	$950.00	-5.00%
2.3480	33.2272	11808	8.4424	17.671	1.12016	2.77175	1.28454	-3.989%	-4.522%	-2.716%	-2.974%	5.597%	-0.346%	3.008%	1.577%	-4.365%	$0.00	$950.00	-5.00%
2.0643	23.0088	11107	7.7960	37.153	1.21135	3.83253	1.47806	-1.996%	0.713%	-1.813%	-1.789%	-2.013%	-1.392%	-0.625%	-0.069%	-8.984%	$0.00	$950.00	-5.00%
1.8522	23.8982	10740	7.1058	35.113	1.31777	4.75877	1.69624	-0.507%	0.257%	-1.340%	-0.524%	-1.216%	-2.612%	-3.797%	-1.924%	-11.663%	$0.00	$950.00	-5.00%
1.7285	25.7204	8217	7.7095	24.141	1.25751	4.44241	1.22259	0.362%	-0.676%	1.911%	-1.630%	3.070%	-1.921%	-2.714%	2.104%	0.505%	$9.09	$959.09	-4.09%
1.4159	21.1587	8464	8.2211	40.012	0.89016	3.84758	1.21532	2.557%	1.661%	1.593%	-2.568%	-3.130%	2.292%	-0.677%	2.166%	3.893%	$70.08	$1,020.08	2.01%
1.8665	23.0350	11026	5.0056	32.808	0.93166	3.09569	1.36147	-0.607%	0.699%	-1.709%	3.326%	-0.316%	1.816%	1.898%	0.923%	6.030%	$108.54	$1,058.54	5.85%
1.5657	20.4565	7718	6.1729	37.339	0.88740	4.12079	1.13130	1.505%	2.020%	2.554%	1.186%	-2.086%	2.323%	-1.612%	2.880%	8.771%	$157.88	$1,107.88	10.79%
1.2608	17.4270	7779	9.3405	27.631	1.13397	2.95647	1.13425	3.646%	3.572%	2.476%	-4.620%	1.707%	-0.504%	2.375%	2.855%	11.507%	$207.12	$1,157.12	15.71%
1.3382	19.1603	8961	6.2182	19.938	0.81512	3.28615	1.19024	3.103%	2.684%	0.952%	1.103%	4.712%	3.152%	1.246%	2.379%	19.331%	$347.96	$1,297.96	29.80%

(1)	Hypothetical Weighted Percentage Change for each of the Brazilian real, Russian ruble, Indonesian rupiah, Chinese yuan, Taiwan dollar, Australian dollar, Israeli shekel and Turkish lira = [(Hypothetical Starting Exchange Rate – Hypothetical Ending Exchange Rate)/Hypothetical Starting Exchange Rate] x 12.50%
(2)	Hypothetical Basket Return Percentage = Sum of Hypothetical Weighted Percentage Change for USDBRL, USDRUB, USDIDR, USDCNY, USDTWD, USDAUD, USDILS and USDTRY
(3)	Hypothetical Basket Return Amount per Note = product of (a) $1,000, (b) the Hypothetical Basket Return Percentage, and (c) a Participation Rate that is 180%, provided that the Hypothetical Basket Return Amount will not be less than zero
(4)	Hypothetical Maturity Payment = $950 + Hypothetical Basket Return Amount
(5)	Hypothetical Note Return % per Annum includes the Hypothetical Basket Return Amount

Redemption at the Option of the Holder; Defeasance

The Notes are not subject to redemption at the option of any holder prior to maturity and are not subject to the defeasance provisions described in the accompanying prospectus under “Description of Debt Securities — Defeasance.”

Events of Default and Acceleration

In case an Event of Default (as defined in the accompanying prospectus) with respect to any Note shall have occurred and be continuing, the amount declared due and payable upon any acceleration of the Notes will be determined by the Calculation Agent and will equal, for each Note, the payment at maturity, calculated as though the maturity of the Notes were the date of early repayment. See “— Payment at Maturity” above. If a bankruptcy proceeding is commenced in respect of Citigroup Funding or Citigroup Inc., the claim of the beneficial owner of a Note will be capped at the maturity payment, calculated as though the maturity date of the Notes were the date of the commencement of the proceeding.

In case of default in payment at maturity of the Notes, the Notes shall bear interest, payable upon demand of the beneficial owners of the Notes in accordance with the terms of the Notes, from and after the maturity date through the date when payment of the unpaid amount has been made or duly provided for, at the rate of 1.50% per annum on the unpaid amount due.

Paying Agent and Trustee

Citibank, N.A. will serve as paying agent for the Notes and will also hold the global security representing the Notes as custodian for DTC. The Bank of New York Mellon, as successor trustee under an indenture dated June 1, 2005, will serve as trustee for the Notes.

Calculation Agent

The Calculation Agent for the Notes will be Citigroup Financial Products. All determinations made by the Calculation Agent will be at the sole discretion of the Calculation Agent and will, in the absence of manifest error, be conclusive for all purposes and binding on Citigroup Funding, Citigroup Inc. and the holders of the Notes. Because the Calculation Agent is also an affiliate of Citigroup Funding and Citigroup Inc., potential conflicts of interest may exist between the Calculation Agent and the holders of the Notes, including with respect to certain determinations and judgments that the Calculation Agent must make in determining amounts due to the holders of the Notes. Citigroup Financial Products is obligated to carry out its duties and functions as Calculation Agent in good faith and using its reasonable judgment.

THE BASKET CURRENCIES AND BASKET CURRENCY EXCHANGE RATES

General

The Basket Currencies are the Brazilian real, the Russian ruble, the Indonesian rupiah, the Chinese yuan, the Taiwan dollar, the Australian dollar, the Israeli shekel and the Turkish lira. Exchange rates are used to measure the value of each of the Basket Currencies relative to the U.S. Dollar.

The relevant exchange rates are foreign exchange spot rates that measure the relative values of two currencies, the U.S. dollar and the Brazilian real in the case of the USDBRL Exchange Rate, the U.S. dollar and the Russian ruble in the case of the USDRUB Exchange Rate, the U.S. dollar and the Indonesian rupiah in the case of the USDIDR Exchange Rate, the U.S. dollar and the Chinese yuan in the case of the USDCNY Exchange Rate, the U.S. dollar and the Taiwan dollar in the case of the USDTWD Exchange Rate, the U.S. dollar and the Australian dollar in the case of the USDAUD Exchange Rate, the U.S. dollar and the Israeli shekel in the case of the USDILS Exchange Rate and the U.S. dollar and the Turkish lira in the case of the USDTRY Exchange Rate. Each exchange rate is expressed as an amount of the relevant Basket Currency that can be exchanged for one U.S. dollar. Thus, an increase in the value of any Basket Currency relative to the U.S. dollar will cause a decrease in the relevant Basket Currency Exchange Rate, while a decrease in the value of any Basket Currency relative to the U.S. dollar will cause an increase in the relevant Basket Currency Exchange Rate.

The Brazilian real is the official currency of the Federative Republic of Brazil.

The Russian ruble is the official currency of the Russian Federation.

The Indonesian rupiah is the official currency of the Republic of Indonesia.

The Chinese yuan is the official currency of the People’s Republic of China.

The Taiwan dollar is the official currency of the Republic of China.

The Australian dollar is the official currency of the Commonwealth of Australia.

The Israeli shekel is the official currency of the State of Israel.

The Turkish lira is the official currency of the Republic of Turkey.

We have obtained all information in this pricing supplement relating to the Brazilian real, the Russian ruble, the Indonesian rupiah, the Chinese yuan, the Taiwan dollar, the Australian dollar, the Israeli shekel and the Turkish lira and the Basket Currency Exchange Rates from public sources, without independent verification. Currently the Basket Currency Exchange Rates are published in The Wall Street Journal and other financial publications of general circulation. However, for purposes of calculating the Basket Return Amount due to holders of the Notes, the value of each Basket Currency relative to the U.S. dollar, as measured by the relevant Basket Currency Exchange Rate, will be determined as described in “Description of the Notes — Basket Return Amount” above.

Historical Data on the Basket Currency Exchange Rates

The following table sets forth, for each of the quarterly periods indicated, the high and low closing values of each Basket Currency Exchange Rate, as reported by Bloomberg or, for the USDRUB Exchange Rate, on the CME Group website. The historical data on the Basket Currency Exchange Rates are not indicative of the future performance of the Basket Currencies or what the value of the Notes in any secondary market may be. Any historical upward or downward trend in the Basket Currency Exchange Rates during any period set forth below is not an indication that the value of the Basket Currencies relative to the U.S. dollar is more or less likely to decrease or increase at any time over the term of the Notes.

	USDBRL Exchange Rate		USDRUB Exchange Rate		USDIDR Exchange Rate		USDCNY Exchange Rate		USDTWD Exchange Rate		USDAUD Exchange Rate		USDILS Exchange Rate		USDTRY Exchange Rate
	High	Low	High	Low	High	Low	High	Low	High	Low	High	Low	High	Low	High	Low
2004
Quarter
First	2.9645	2.7820	29.2400	28.4375	8648	8318	8.2775	8.2766	33.980	33.103	1.36370	1.25250	4.53400	4.37750	1.39150	1.30930
Second	3.2118	2.8755	29.0825	28.5075	9472	8578	8.2773	8.2765	33.791	32.770	1.46540	1.30430	4.62600	4.49150	1.55800	1.31050
Third	3.0782	2.8505	29.2755	28.9900	9390	8821	8.2771	8.2765	34.225	33.708	1.45290	1.36580	4.55000	4.46750	1.52350	1.42850
Fourth	2.8800	2.6530	29.2210	27.7200	9369	8950	8.2768	8.2763	33.923	31.756	1.38580	1.26290	4.47800	4.32230	1.50900	1.34350
2005
Quarter
First	2.7640	2.5665	28.1950	27.4487	9521	9134	8.2766	8.2763	32.202	30.728	1.32400	1.25240	4.41200	4.29700	1.39650	1.25700
Second	2.6588	2.3325	28.6800	27.7080	9766	9440	8.2767	8.2763	31.750	31.126	1.33430	1.27980	4.57780	4.35350	1.40630	1.33050
Third	2.4870	2.2140	28.8312	28.1600	10894	9740	8.2765	8.0871	33.303	31.650	1.35240	1.29020	4.60330	4.47200	1.38150	1.31250
Fourth	2.3800	2.1615	28.9814	28.4295	10289	9734	8.0920	8.0702	33.780	32.865	1.38100	1.30950	4.74380	4.58050	1.36900	1.33800
2006
Quarter
First	2.3364	2.1040	28.7414	27.6651	9757	9009	8.0702	8.0172	32.850	31.860	1.41850	1.31870	4.72400	4.59680	1.35900	1.30280
Second	2.3525	2.0555	27.7165	26.7316	9523	8724	8.0265	7.9943	32.749	31.419	1.39690	1.28860	4.64600	4.42200	1.70760	1.31750
Third	2.2244	2.1230	27.0500	26.6660	9248	9038	8.0048	7.8965	33.045	32.179	1.34790	1.29680	4.57680	4.30150	1.59870	1.44000
Fourth	2.2000	2.1310	26.9846	26.1735	9228	9005	7.9149	7.8051	33.306	32.287	1.34740	1.26420	4.33620	4.17160	1.51550	1.41330
2007
Quarter
First	2.1520	2.0395	26.6019	25.9736	9224	8964	7.8170	7.7257	33.147	32.345	1.29800	1.23470	4.26300	4.15700	1.45350	1.38130
Second	2.0475	1.9025	26.0408	25.6837	9122	8670	7.7350	7.6132	33.415	32.738	1.22980	1.17740	4.28790	3.93320	1.38840	1.30190
Third	2.0562	1.8330	25.8933	24.8595	9475	8991	7.6095	7.5036	33.123	32.749	1.26390	1.12630	4.33420	4.01700	1.39260	1.20720
Fourth	1.8484	1.7355	25.0523	24.2875	9442	9043	7.5201	7.3046	32.660	32.253	1.16650	1.07050	4.04410	3.83100	1.23070	1.16850
2008
Quarter
First	1.8301	1.6700	24.8025	23.4875	9487	9054	7.2996	7.0130	32.495	29.950	1.16090	1.05370	3.85500	3.37660	1.32410	1.15080
Second	1.7534	1.5919	23.8867	23.3258	9377	9178	7.0292	6.8591	30.999	30.213	1.10230	1.03850	3.64100	3.23700	1.33030	1.21630
Third	1.9559	1.5593	25.8063	23.0890	9467	9065	6.8665	6.8009	32.368	30.336	1.26470	1.02110	3.63360	3.22680	1.28830	1.15350
Fourth	2.5004	1.9213	30.3517	25.6242	13054	9438	6.8527	6.8240	33.565	32.085	1.66300	1.27000	4.02800	3.45450	1.73200	1.27200
2009
Quarter
First	2.4218	2.1889	36.4642	31.1075	12172	10880	6.8399	6.8293	35.158	32.978	1.58730	1.38260	4.24390	3.76850	1.80800	1.51200
Second	2.2899	1.9301	34.1483	30.5658	11678	9992	6.8370	6.8201	33.910	32.306	1.43560	1.21830	4.25710	3.89750	1.65450	1.52170
Third	2.0147	1.7781	33.0650	30.0142	10276	9589	6.8352	6.8271	33.150	32.170	1.28440	1.13290	3.98000	3.72620	1.56200	1.45300
Fourth (through November 23)	1.7844	1.7024	30.1700	28.6650	9701	9295	6.8285	6.8267	32.587	32.101	1.15570	1.06730	3.80560	3.69040	1.50800	1.44250

        The USDBRL Exchange Rate appearing on Reuters page “BRFR” (offer side, PTAX column) on November 23, 2009 was 1.7245. The USDRUB Exchange Rate appearing on Reuters page “EMTA” on November 23, 2009 was 28.7956. The USDIDR Exchange Rate appearing on Reuters page “ABSIRFIX01” at or after 11:00 a.m. (Singapore time) on November 23, 2009 was 9,476. The USDCNY Exchange Rate appearing on Reuters page “SAEC” on November 23, 2009 was 6.8279. The USDTWD Exchange Rate appearing on Reuters page “TAIFX1” at or after 11:00 a.m. (Taipei time) on November 23, 2009 was 32.305. The USDAUD Exchange Rate calculated by dividing the number 1.00 by the AUDUSD exchange rate appearing on Reuters page “WMRSPOT12” (in the MID column) at or after 4:00 p.m. (London, England time) on November 23, 2009 was 1.08015. The USDILS Exchange Rate appearing on Reuters page “WMRSPOT16” (in the MID column) at or after 4:00 p.m. (London, England time) on November 23, 2009 was 3.77825. The USDTRY Exchange Rate appearing on Reuters page “WMRSPOT07” (in the MID column) at or after 4:00 p.m. (London, England time) on November 23, 2009 was 1.49615.

The following graphs show each of the Basket Currency Exchange Rates in the period from January 2, 2004 through November 23, 2009 using historical data obtained from Bloomberg or, for the USDRUB Exchange Rate, from the CME Group website. The historical data on each Basket Currency is not indicative of the future performance of the Basket Currencies or what the value of the Notes may be. Any historical upward or downward trend in the Basket Currency Exchange Rates during any period set forth below is not an indication that the Basket Currency Exchange Rates are more or less likely to decrease or increase at any time during the term of the Notes.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of certain U.S. federal income tax considerations that may be relevant to a beneficial owner of a Note that is a citizen or resident of the United States or a domestic corporation or otherwise subject to U.S. federal income tax on a net income basis in respect of a Note (a “U.S. Holder”). All references to “holders” (including U.S. Holders) are to beneficial owners of the Notes. This summary is based on U.S. federal income tax laws, regulations, rulings and decisions in effect as of the date of this pricing supplement, all of which are subject to change at any time (possibly with retroactive effect).

This summary addresses the U.S. federal income tax consequences to U.S. Holders who are initial holders of the Notes and who will hold the Notes as capital assets. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of its individual investment circumstances or to certain types of holders subject to special treatment under the U.S. federal income tax laws, such as dealers in securities or foreign currency, financial institutions, insurance companies, tax-exempt organizations or taxpayers holding the Notes as part of a “straddle,” “hedge,” “conversion transaction,” “synthetic security” or other integrated investment, and persons whose functional currency is not the U.S. dollar. Moreover, the effect of any applicable state, local or foreign tax laws is not discussed.

Investors should consult their own tax advisors in determining the tax consequences to them of holding the Notes, including the application to their particular situation of the U.S. federal income tax considerations discussed below.

Tax Characterization of the Notes

Citigroup Funding will treat each Note for U.S. federal income tax purposes as a single debt instrument with contingent payments determined by reference to the value of multiple nonfunctional currencies and a maturity of one year, issued by Citigroup Funding. Each holder, by accepting a Note, agrees to this characterization of the Note. The remainder of this summary assumes such characterization of each Note and the holder’s agreement thereto.

United States Holders

The Notes are subject to special rules applicable to debt obligations with a maturity of one year or less. Under these rules, a U.S. Holder using the cash method of accounting generally will include amounts in income with respect to the Basket Return Amount at the time that such payment is received. U.S. Holders using an accrual method of accounting generally are required to accrue original issue discount with respect to a Note. The rules applicable to short-term debt obligations do not address how to accrue income with respect to a future contingent payment such as the Basket Return Amount that will be paid at maturity. Moreover, while there are special U.S. federal income tax rules applicable to debt instruments with one or more contingent payments, and to foreign currency-linked instruments of that kind, that require U.S. Holders to accrue interest income using a specified methodology, those rules do not apply to short-term taxable debt obligations. Taxpayers using an accrual method of accounting generally are not required to include amounts in income until all the events have occurred that fix the right to receive the income and the amount of the income can be determined with reasonable accuracy. Accordingly, although no assurance can be given that the Internal Revenue Service (the “IRS”) will accept, or that a court will uphold, the following tax treatment, a U.S. Holder using the accrual method of accounting should not be required to include amounts in income in respect of the Basket Return Amount prior to the date on which the amount of such payment becomes fixed.

At maturity or upon a sale or exchange of the Notes, a U.S. Holder generally will recognize gain or loss equal to the difference between the amount realized, including payment of the Basket Return Amount, and such holder’s tax basis in the Notes. Under the special rules that apply to debt obligations that provide for payments of any amount determined by reference to the value of one or more foreign currencies, gain or loss at maturity or on sale or exchange of the Notes will be characterized as ordinary income or loss to the extent that such gain or loss is attributable to fluctuations in the exchange rates that comprise the Basket Return Amount, and will otherwise be characterized as short-term capital gain or loss. Accordingly, any gain realized at maturity will be treated as ordinary income. A U.S. Holder’s tax basis in the Notes generally will equal the cost of the Notes to such holder.

Information Reporting and Backup Withholding.    Information returns may be required to be filed with the IRS relating to payments made to a particular U.S. Holder of Notes. In addition, U.S. Holders may be subject to backup withholding tax on such payments if they do not provide their taxpayer identification numbers in the manner required, fail to certify that they are not subject to backup withholding tax, or otherwise fail to comply with applicable backup withholding tax rules. U.S. Holders may also be subject to information reporting and backup withholding tax with respect to the proceeds from a sale, exchange, retirement or other taxable disposition of the Notes.

Non-United States Holders

The following is a summary of certain U.S. federal income tax consequences that will apply to Non-U.S. Holders of the Notes. The term “Non-U.S. Holder” means a beneficial owner of a Note that is a foreign corporation or nonresident alien.

Non-U.S. Holders should consult their own tax advisors to determine the U.S. federal, state and local and any foreign tax consequences that may be relevant to them.

Payment with Respect to the Notes.    All payments on the Notes made to a Non-U.S. Holder, and any gain realized on a sale, exchange or redemption of the Notes, will be exempt from U.S. income and withholding tax, provided that:

(i)	such Non-U.S. Holder does not own, actually or constructively, 10 percent or more of the total combined voting power of all classes of the Citigroup Funding’s stock entitled to vote, and is not a controlled foreign corporation related, directly or indirectly, to Citigroup Funding through stock ownership;

(ii)	the beneficial owner of a Note certifies on IRS Form W-8BEN (or successor form), under penalties of perjury, that it is not a U.S. person and provides its name and address or otherwise satisfies applicable documentation requirements; and

(iii)	such payments and gains are not effectively connected with the conduct by such Non-U.S. Holder of a trade or business in the United States.

If a Non-U.S. Holder of the Notes is engaged in a trade or business in the United States, and if interest on the Notes is effectively connected with the conduct of such trade or business, the Non-U.S. Holder, although exempt from the withholding tax discussed in the preceding paragraphs, generally will be subject to regular U.S. federal income tax on interest and on any gain realized on the sale, exchange or redemption of the Notes in the same manner as if it were a U.S. Holder. In lieu of the certificate described in clause (ii) of the second preceding paragraph, such a Non-U.S. Holder will be required to provide to the withholding agent a properly executed IRS Form W-8ECI (or successor form) in order to claim an exemption from withholding tax.

Information Reporting and Backup Withholding.    In general, a Non-U.S. Holder will not be subject to backup withholding and information reporting with respect to payments made with respect to the Notes if such Non-U.S. Holder has provided Citigroup Funding with an IRS Form W-8BEN described above and Citigroup Funding does not have actual knowledge or reason to know that such Non-U.S. Holder is a U.S. person. In addition, no backup withholding will be required regarding the proceeds of the sale of the Notes made within the United States or conducted through certain U.S. financial intermediaries if the payor receives the statement described above and does not have actual knowledge or reason to know that the Non-U.S. Holder is a U.S. person or the Non-U.S. Holder otherwise establishes an exemption.

U.S. Federal Estate Tax.    A Note beneficially owned by an individual who at the time of death is a Non-U.S. Holder should not be subject to U.S. federal estate tax.

Recent Legislative Developments Potentially Affecting Taxation of Notes Held By or Through Foreign Entities

Proposed legislation recently introduced in the United States Congress would generally impose a withholding tax of 30 percent on interest income from the Notes and the gross proceeds of a disposition of the Notes paid to a foreign financial institution, unless such institution enters into an agreement with the U.S. government to collect and provide to the U.S. tax authorities substantial information regarding U.S. account holders of such institution (which would include certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners). The proposed legislation would also generally impose a withholding tax of 30 percent on interest income from the Notes and the gross proceeds of a disposition of the Notes paid to a non-financial foreign entity unless such entity provides the withholding agent with a certification identifying the direct and indirect U.S. owners of the entity. Under certain circumstances, a Non-U.S.

Holder of the Notes might be eligible for refunds or credits of such taxes. Investors are encouraged to consult with their own tax advisors regarding the possible implications of this proposed legislation on their investment in the Notes.

PLAN OF DISTRIBUTION

The terms and conditions set forth in the Global Selling Agency Agreement dated April 20, 2006, as amended, among Citigroup Funding, Citigroup Inc. and the agents named therein, including Citigroup Global Markets, govern the sale and purchase of the Notes.

Citigroup Global Markets, acting as principal, has agreed to purchase from Citigroup Funding, and Citigroup Funding has agreed to sell to Citigroup Global Markets, $14,150,000 principal amount of the Notes (14,150 Notes) for $987.50 per Note, any payments due on which are fully and unconditionally guaranteed by Citigroup Inc. Citigroup Global Markets proposes to offer some of the Notes directly to the public at the public offering price set forth on the cover page of this pricing supplement and some of the Notes to certain dealers, including Citi International Financial Services, Citigroup Global Markets Singapore Pte. Ltd., and Citigroup Global Markets Asia Limited, broker-dealers affiliated with Citigroup Global Markets, at the public offering price less a concession of $10.00 per Note. Citigroup Global Markets may allow, and these dealers may reallow, a concession of $10.00 per Note on sales to certain other dealers. Citigroup Global Markets will pay the Financial Advisors employed by Citigroup Global Markets and Morgan Stanley Smith Barney LLC, an affiliate of Citigroup Global Markets, a fixed sales commission of $10.00 for each Note they sell. If all of the Notes are not sold at the initial offering price, Citigroup Global Markets may change the public offering price and other selling terms.

The Notes will not be listed on any exchange.

In order to hedge its obligations under the Notes, Citigroup Funding expects to enter into one or more swaps or other derivatives transactions with one or more of its affiliates. You should refer to the section “Risk Factors Relating to the Notes — Citigroup Funding’s Hedging Activity Could Result in a Conflict of Interest” in this pricing supplement, “Risk Factors — Citigroup Funding Inc.’s Hedging Activity Could Result in a Conflict of Interest” in the accompanying prospectus supplement and the section “Use of Proceeds and Hedging” in the accompanying prospectus.

Citigroup Global Markets is an affiliate of Citigroup Funding. Accordingly, the offering will conform to the requirements addressing conflicts of interest when distributing the securities of an affiliate set forth in Rule 2720 of the NASD Conduct Rules adopted by the Financial Industry Regulatory Authority. Client accounts over which Citigroup Inc. or its subsidiaries have investment discretion are NOT permitted to purchase the Notes, either directly or indirectly.

WARNING TO INVESTORS IN HONG KONG ONLY: The contents of this document have not been reviewed by any regulatory authority in Hong Kong. Investors are advised to exercise caution in relation to the offer. If Investors are in any doubt about any of the contents of this document, they should obtain independent professional advice.

This offer is not being made in Hong Kong, by means of any document, other than (1) to persons whose ordinary business it is to buy or sell shares or debentures (whether as principal or agent); (2) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap. 571) of Hong Kong (the “SFO”) and any rules made under the SFO; or (3) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong (the “CO”) or which do not constitute an offer to the public within the meaning of the CO.

There is no advertisement, invitation or document relating to the Notes, which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to Notes which are or are intended to be disposed of only to persons outside Hong Kong or only to the persons or in the circumstances described in the preceding paragraph.

WARNING TO INVESTORS IN SINGAPORE ONLY: This document has not been registered as a prospectus with the Monetary Authority of Singapore under the Securities and Futures Act, Chapter 289 of the Singapore Statutes (the Securities and Futures Act). Accordingly, neither this document nor any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the Notes may be circulated or distributed, nor may the Notes be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to the public or any member of the public in Singapore other than in circumstances where the registration of a prospectus is not required and thus only (1) to an institutional investor or other person falling within section 274 of the Securities and Futures Act, (2) to a relevant person (as defined in section 275 of the Securities and Futures Act) or to any person pursuant to section 275(1A) of the Securities and Futures Act and in accordance with the conditions specified in section 275 of that Act, or (3) pursuant to, and in accordance with the conditions of, any other applicable provision of the Securities and Futures Act. No person receiving a copy of this document may treat the same as constituting any invitation to him/her, unless in the relevant territory such an invitation could be lawfully made to him/her without compliance with any registration or other legal requirements or where such registration or other legal requirements have been complied with. Each of the following relevant persons specified in Section 275 of the Securities and Futures Act who has subscribed for or purchased Notes, namely a person who is:

(a)	a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor, or

(b)	a trust (other than a trust the trustee of which is an accredited investor) whose sole purpose is to hold investments and of which each beneficiary is an individual who is an accredited investor, should note that securities of that corporation or the beneficiaries’ rights and interest in that trust may not be transferred for 6 months after that corporation or that trust has acquired the Notes under Section 275 of the Securities and Futures Act pursuant to an offer made in reliance on an exemption under Section 275 of the Securities and Futures Act unless:

(i)	the transfer is made only to institutional investors, or relevant persons as defined in Section 275(2) of that Act, or arises from an offer referred to in Section 275(1A) of that Act (in the case of a corporation) or in accordance with Section 276(4)(i)(B) of that Act (in the case of a trust);

(ii)	no consideration is or will be given for the transfer; or

(iii)	the transfer is by operation of law.

ERISA MATTERS

Each purchaser of the Notes or any interest therein will be deemed to have represented and warranted on each day from and including the date of its purchase or other acquisition of the Notes through and including the date of disposition of such Notes that either:

(a)	it is not (i) an employee benefit plan subject to the fiduciary responsibility provisions of ERISA, (ii) an entity with respect to which part or all of its assets constitute assets of any such employee benefit plan by reason of C.F.R. 2510.3-101 or otherwise, (iii) a plan described in Section 4975(e)(1) of the Internal Revenue Code of 1986,a s amended (the “Code”) (for example, individual retirement accounts, individual retirement annuities or Keogh plans), or (iv) a government or other plan subject to federal, state or local law substantially similar to the fiduciary responsibility provisions of ERISA or Section 4975 of the Code (such law, provisions and Section, collectively, a “Prohibited Transaction Provision” and (i), (ii), (iii) and (iv), collectively, “Plans”); or

(b)	if it is a Plan, either (A)(i) none of Citigroup Global Markets, its affiliates or any employee thereof is a Plan fiduciary that has or exercises any discretionary authority or control with respect to the Plan’s assets used to purchase the Notes or renders investment advice with respect to those assets, and (ii) the Plan is paying no more than adequate consideration for the Notes or (B) its acquisition and holding of the Notes is not prohibited by a Prohibited Transaction Provision or is exempt therefrom.

The above representations and warranties are in lieu of the representations and warranties described in the section “ERISA Matters” in the accompanying prospectus supplement. Please also refer to the section “ERISA Matters” in the accompanying prospectus.

You should rely only on the information contained or incorporated by reference in this pricing supplement and the accompanying prospectus supplement and prospectus. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this pricing supplement is accurate as of any date other than the date on the front of the document.

Citigroup Funding Inc.

Medium-Term Notes, Series D

Notes Based Upon a Basket of

Currencies

Due November 26, 2010

($1,000 Principal Amount per Note)

Any Payments Due from

Citigroup Funding Inc.

Fully and Unconditionally Guaranteed

by Citigroup Inc.

Pricing Supplement

November 23, 2009

(Including Prospectus Supplement

dated February 18, 2009 and

Prospectus dated February 18, 2009)